Exhibit 99.1

VIA SEDAR

May 10, 2016

To the securities regulatory authorities
of each of the Provinces of Canada
Dear Sirs/Mesdames:

RE:	Aeterna Zentaris Inc. Report of Voting Results pursuant to section 11.3 of National Instrument 51‑102 — Continuous Disclosure Obligations ("NI 51-102")
Following the annual and special meeting of shareholders of Aeterna Zentaris Inc. (the "Corporation") held on May 10, 2016 (the "Meeting"), and in accordance with Section 11.3 of NI 51‑102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon		Voting Result
1.	Election of Directors:	●
The nominees proposed by management were elected by a majority of shareholders on a show of hands. The Corporation received proxies with regard to voting on the six directors nominated for election as set forth in the table below:

Nominee	Votes for	(%)	Votes Withheld	(%)
Michael Cardiff	1,254,909	88.53	162,647	11.47
David A. Dodd	1,187,024	83.74	230,532	16.26
Carolyn Egbert	1,268,485	89.48	149,071	10.52
Juergen Ernst	1,266,892	89.37	150,664	10.63
Gérard Limoges	1,268,600	89.49	148,956	10.51
Ken Newport	1,254,215	88.48	163,341	11.52

2.	Appointment of PricewaterhouseCoopers LLP as the Corporation's auditors:	●	PricewaterhouseCoopers LLP were appointed as the Corporation's auditors and the directors were authorized to determine their remuneration by a majority of shareholders on a show of hands.
3.
Approving, ratifying and confirming the renewal of the Corporation's stock option plan and approving and authorizing, for a period of three years after the date of the meeting, all unallocated options issuable pursuant to the Corporation's stock option plan:

●
The resolution described at item 3 hereof approving, ratifying and confirming the renewal of the Corporation's stock option plan and approving and authorizing, for a period of three years after the date of the meeting, all unallocated options issuable pursuant to the Corporation's stock option plan was approved by 68.38% of the Company's shareholders on a vote by way of ballot.

4.	Approving, ratifying and confirming the shareholder rights plan adopted by the Corporation's Board of Directors on March 29, 2016:	●
The resolution described at item 4 hereof approving, ratifying and confirming the shareholder rights plan adopted by the Corporation's Board of Directors on March 29, 2016 was approved by 86.22% of the Company's shareholders on a vote by way of ballot.

Trusting the whole is to your satisfaction, we remain,
Yours truly,

(Signed)
Philip A. Theodore
Senior Vice President, Chief Administrative Officer,
General Counsel and Corporate Secretary